Exhibit 99.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended March 31,
	2008	2007

Income (loss) before income taxes and minority interest	$50,047	$(45,448)
Adjustments:
Add fixed charges:
Interest expense	19,760	16,287
Rental expense attributable to interest	392	484

Total fixed charges	20,152	16,771

Adjusted earnings (loss)	$70,199	$(28,677)

Ratio of earnings (loss) to fixed charges (a)	3.5	(1.7)

(a)	For the three months ended March 31, 2007, earnings as defined were inadequate to cover fixed charges as defined by $45.4 million.